November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Stephen Krikorian
Kathleen Krebs
Amanda Kim

Re:	Backblaze, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 2, 2021
CIK No. 0001462056

Ladies and Gentlemen:

On behalf of Backblaze, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated November 2, 2021 from the staff of the Securities and Exchange Commission (the “Staff”), with respect to the above-referenced Amendment No. 1 to Registration Statement. For your convenience, we have repeated and numbered the comments from the November 5, 2021 letter in italicized print, and the Company’s responses are provided below each comment.

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Amended Registration Statement”).

Amendment No. 1 to Form S-1

Prospectus Summary

Recent Developments, page 9

Securities and Exchange Commission

November 8, 2021

1.

We note your statement that your “additional items that would require adjustments to be made to the preliminary estimated financial information presented...may be identified, and those changes could be material.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented

RESPONSE TO COMMENT 1:

The Company has revised disclosures on page 11 of the Amended Registration Statement to remove the qualifying statement.

The Offering, page 14

2.

On page 16, you disclose that the number of shares of Class A common stock that will be outstanding after this offering excludes the shares of Class A common stock issuable upon conversion of the convertible notes from the SAFE financing. Please include these Class A shares in the number of shares of Class A common stock outstanding after the offering.

RESPONSE TO COMMENT 2:

The Company has revised disclosures on pages 14 and 16 of the Amended Registration Statement to include the Class A common stock issuable upon conversion of the convertible notes from the SAFE financing in the number of shares of Class A common stock outstanding after the offering.

Principal Stockholders, page 130

3.

You disclose in the introductory paragraph to the beneficial ownership table that, for purposes of computing percentage ownership after the offering, you assume that the automatic conversion of the convertible notes from the SAFE financing into Class A common stock has not occurred. Please revise the beneficial ownership table to include these Class A shares.

RESPONSE TO COMMENT 3:

The Company has revised the introductory paragraph to the beneficial ownership table and the beneficial ownership table on pages 130 and 131 of the Amended Registration Statement, respectively, to include Class A common stock issuable upon conversion of the convertible notes from the SAFE financing.

4.

Please revise the beneficial ownership table to provide beneficial ownership for both the Class A common stock and the Class B common stock that will be outstanding after the offering. Refer to Regulation S-K Item 403(a), which requires disclosure of beneficial ownership by persons who beneficially own more than five percent of any class of a registrant’s voting securities, and Item 403(b), which requires disclosure of beneficial ownership as to each class of equity securities of a registrant beneficially owned by directors and named executive officers

Securities and Exchange Commission

November 8, 2021

RESPONSE TO COMMENT 4:

The Company has revised the beneficial ownership table on page 131 of the Amended Registration Statement to provide beneficial ownership for both the Class A common stock and the Class B common stock that will be outstanding after the offering.

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Securities and Exchange Commission

November 8, 2021

* * * * *

Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Tom MacMitchell

Frank Patchel

Backblaze, Inc.

Bennett Yee

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Stuart Bressman

White & Case LLP